UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-15297

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

WATER PIK TECHNOLOGIES, INC. RETIREMENT PLAN

B.	Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

WATER PIK TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	25-1843384
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

23 Corporate Plaza, Suite 246
Newport Beach, CA 92660

(Name and address of principal executive office of issuer of securities)

Registrant’s telephone number, including area code: (949) 719-3700

WATER PIK TECHNOLOGIES, INC. RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

Personnel and Compensation Committee

Water Pik Technologies, Inc.

We have audited the accompanying statements of net assets available for benefits of the Water Pik Technologies, Inc. Retirement Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Woodland Hills, California
May 20, 2004

Water Pik Technologies, Inc. Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2003	2002

Assets
Investments at fair value:
Mutual funds	$20,448,593	$14,149,468
Money market funds	5,417,210	4,934,475
Common stock	1,085,188	618,280
Participant loans	856,926	712,970
Total investments	27,807,917	20,415,193

Contributions receivable	87,555	—

Total assets	27,895,472	20,415,193

Liabilities
Refunds of excess contributions	24,964	—
Net assets available for benefits	$27,870,508	$20,415,193

See accompanying notes.

Water Pik Technologies, Inc. Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2003	2002

Additions:
Contributions:
Employer	$2,243,277	$2,436,684
Employee	2,949,401	2,928,473
Interest and dividend income	440,420	387,702
Net appreciation of investments	3,971,436	—
Other	—	2,092
Total additions	9,604,534	5,754,951

Deductions:
Distributions to participants	2,100,789	2,344,237
Net depreciation in fair value of investments	—	3,025,253
Administrative and other expenses	48,430	13,805
Total deductions	2,149,219	5,383,295

Net increase	7,455,315	371,656
Net assets available for benefits, beginning of year	20,415,193	20,043,537
Net assets available for benefits, end of year	$27,870,508	$20,415,193

See accompanying notes.

Water Pik Technologies, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2003

1. Description of the Plan

The Water Pik Technologies, Inc. Retirement Plan (the Plan) was established on April 1, 2000. The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan. All regularly scheduled full-time and part-time U.S. domestic employees of Water Pik Technologies, Inc. (the Company) are eligible to participate in the Plan on the first date of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Participants may make contributions of between 1% and 60% of eligible compensation, as defined in the Plan Document, up to an annual maximum as determined by the Internal Revenue Code. For the year ended December 31, 2003, each pay period, the Company matches 25% of the first 6% of contributions of employees who have completed 90 days of service up to an annual maximum of 1.5% of compensation, as defined.  For the year ended December 31, 2002, each pay period, the Company matches 50% of the first 6% of contributions of employees who have completed 90 days of service up to an annual maximum of the greater of 3% of compensation, as defined, or $1,000.

If the Company meets or exceeds certain financial goals, the matching contribution shall be adjusted to 50% for each participants’ eligible contributions made during the plan year.  The Company did not meet the required financial goals in 2003 and no adjustment to the matching contribution was made.

Each plan year, for employees who have completed 90 days of service, the Company also contributes nonelective contributions of 2% of hourly active participants’ compensation, as defined, and 4.5% of salaried active participants’ compensation, as defined. In addition, the Company may make annual discretionary contributions in an amount to be determined at the end of the plan year by the Board of Directors. There were no discretionary contributions made to the Plan at December 31, 2003 and 2002.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching, nonelective and discretionary contributions and an allocation of the Plan’s earnings. Allocations of Plan earnings are based on participant account balances. Participants are entitled to the vested balances in their accounts.

Participants direct contributions, including Company matching, nonelective and discretionary contributions, into various investment options offered by the Plan.

In accordance with the Employee Benefits Agreement between the Company and Allegheny Technologies Incorporated (ATI) pursuant to the spin-off of the Company from ATI on November 29, 1999, participants in the Plan were not allowed to direct contributions into the common stock of ATI or Teledyne Technologies, Inc. Additionally, amounts transferred into these funds were required to be transferred into one or more of the other investment options offered by the Plan prior to December 30, 2002. Any balances remaining in these funds at December 30, 2002, were liquidated by the Plan administrator with the proceeds reinvested in the Retirement Money Market Portfolio fund.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of (a) $50,000 or (b) 50% of their vested account balance. Loans are repayable over periods of up to five years (10 years for loans to purchase the participant’s primary residence). A participant may have only one loan outstanding at any time. Outstanding participant loans must be repaid upon the participant’s termination of employment with the Company.

Loans are secured by the balance in the participant’s account and bear interest at the prime interest rate as published in The Wall Street Journal on the first business day of the calendar quarter preceding the loan origination date.

Vesting

Participants are fully vested in their contributions and all earnings thereon. All eligible employees of the Company as of March 31, 2000, are fully vested in Company matching contributions regardless of years of service. Eligible employees hired subsequent to March 31, 2000, vest in Company matching contributions under the following schedule:

Years of Service	Vesting Percentage

1 year	25%
2 years	50%
3 years	75%
4 years	100%

Nonelective Company contributions for all participants vest in accordance with the above vesting schedule.

Withdrawals and Distributions

The Plan allows for participants to make withdrawals from the Plan upon reaching age 59½ or in the case of serious financial hardship, as approved by the administrator. Additionally, the value of participants’ contributions and the value of all vested Company contributions are payable to participants or their designated beneficiaries upon death, disability, retirement or upon termination of employment with the Company. At the participant’s election, payment may be made in cash as a single lump sum or in installments.

Administrative Expenses

The Company pays administrative expenses, which include recordkeeping, trustee fees and expenses of the Company incurred in administering the Plan. Participants pay loan origination and servicing fees.

Forfeited Accounts

Forfeitures of terminated participants’ nonvested amounts are used to reduce administrative expenses under the Plan, if any. Any remaining forfeited balances are applied to reduce future Company contributions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires the Plan’s administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Investment Income

The Fidelity funds and common stock are stated at the quoted market price as listed on the New York Stock Exchange. All participant loans are valued at the unpaid principle balance, which approximates fair value.

3. Investments

The following presents investments that represent 5% or more of the Plan’s net assets at year-end.

	December 31
	2003	2002

Fidelity Retirement Money Market Portfolio	$5,417,210	$4,934,475
Spartan® U.S. Equity Index Fund	4,758,575	3,631,043
Fidelity Dividend Growth Fund	3,163,560	2,226,096
Fidelity Freedom 2020 Fund (SM)	2,226,028	1,612,928
Fidelity Low-Priced Stock Fund	1,933,650	* 782,322
Fidelity Freedom 2030 Fund (SM)	1,833,847	1,293,915
Fidelity U.S. Bond Index Fund	1,575,358	1,552,068

*      Amount represents less than 5% of net assets at year-end.

During the years ended December 31, 2003 and 2002, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	December 31
	2003	2002

Mutual funds	$3,518,891	$(2,754,060)
Common stock	452,545	(271,193)
	$3,971,436	$(3,025,253)

4. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2003	2002

Net assets available for benefits per the financial statements	$27,870,508	$20,415,193
Amounts allocated to withdrawn participants	(5,595)	(11,436)
Net assets available for benefits per the Form 5500	$27,864,913	$20,403,757

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

	Year ended December 31
	2003	2002

Distributions to participants per the financial statements	$2,100,789	$2,344,237
Add: Amounts allocated on Form 5500 to withdrawn participants, at end of year	5,595	11,436
Less: Amounts allocated to withdrawing participants, at beginning of year	(11,436)	(402,018)
Distributions to participants per the Form 5500	$2,094,948	$1,953,655

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefits that have been processed and approved for payment prior to year-end but not yet paid.

5. Tax Status of the Plan

The Plan has received a determination letter from the Internal Revenue Service dated May 14, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification.  The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Plan Termination

The Company intends to continue the Plan for the benefit of its employees; however, the Company reserves the right under the Plan to amend or terminate the Plan at any time by resolution of its Board of Directors subject to the provisions of ERISA. Upon such termination, all amounts credited to the participants’ accounts shall become 100% vested, all assets of the Plan shall be distributed to the participants, and the obligation of the Company to make contributions would cease.

7. Transactions with Parties-in-Interest

During the years ended December 31, 2003 and 2002, there were transactions involving investment of Plan assets in investment funds maintained by the Plan’s trustee, a party-in-interest as defined in Section 3(14) of ERISA. One of the Plan’s investment options is Water Pik Technologies, Inc. common stock which is purchased by the Plan’s trustee in the open market.

8. Credit loss

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s provisions, as well as those of ERISA, and the participants’ investment preference dictate the Plan’s concentration of credit risk and market risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Water Pik Technologies, Inc. Retirement Plan

EIN: 25-1843384 Plan: 001

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issue	Description of Asset	Current Value

Water Pik Technologies, Inc. Common Stock*	88,442.364 shares	$1,085,188
Fidelity Fund*	11,023.438 shares	309,538
Fidelity Capital & Income Fund*	33,750.637 shares	272,030
Fidelity Value Fund	1,646.282 shares	102,185
Fidelity OTC Portfolio*	14,410.669 shares	467,914
Fidelity Overseas Fund*	1,706.297 shares	53,629
Fidelity Low-Priced Stock Fund*	55,278.734 shares	1,933,650
Fidelity Equity Income II Fund*	4,337.969 shares	98,819
Fidelity Aggressive Growth Fund*	55,118.972 shares	822,926
Fidelity Diversified International Fund*	47,712.207 shares	1,150,818
Fidelity Dividend Growth Fund*	115,881.301 shares	3,163,560
Fidelity Freedom Income Fund (SM)*	2,192.219 shares	24,312
Fidelity Freedom 2000 Fund (SM)*	12,892.340 shares	151,872
Fidelity Freedom 2010 Fund (SM)*	65,234.122 shares	849,348
Fidelity Freedom 2020 Fund (SM)*	170,969.901 shares	2,226,028
Fidelity Freedom 2030 Fund (SM)*	141,609.778 shares	1,833,847
Fidelity Retirement Money Market Portfolio*	5,417,209.570 shares	5,417,210
Fidelity Managed Income Portfolio*	634,629.760 shares	634,630
Spartan® U.S. Equity Index Fund*	120,745.362 shares	4,758,575
Fidelity U.S. Bond Index Fund*	140,782.647 shares	1,575,358
Fidelity Freedom 2040 Fund*	2,586.547 shares	19,554
Participant loans*	With interest rates ranging from 4.00% to 9.50% and maturity dates through August 14, 2014	856,926
		$27,807,917

*      Investment with a party-in-interest

REQUIRED INFORMATION

ITEM 1                   Not applicable.

ITEM 2                   Not applicable.

ITEM 3                   Not applicable.

ITEM 4                   Financial Statements and Exhibits

(a)           Financial statements

Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA are filed hereunder and are listed on page 2 hereof in the Index, in lieu of the requirements of Items 1 through 3 above.

(b)          Exhibits

23.1      Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WATER PIK TECHNOLOGIES, INC. RETIREMENT PLAN

	By:	/s/ THERESA HOPE-REESE
Theresa Hope-Reese,
Vice President, Human Resources,
Water Pik Technologies, Inc.
Member, Administrative Committee of the
Water Pik Technologies, Inc. Retirement Plan

Date: June 24, 2004